U.S. Securities and Exchange Commission	March 11, 2010
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Kevin Stertzel

RE:	McCormick & Company, Incorporated (the “Company”)
Form 10-K for Fiscal Year Ended November 30, 2009
Filed January 28, 2010
File No. 001-14920

Dear Mr. Stertzel:

We acknowledge receipt of the written comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 26, 2010 to the undersigned (the “Comment Letter”), with respect to the above-captioned Form 10-K, and the Definitive Proxy Statement, filed with the Commission by the Company on February 16, 2010
(File No. 001-14920).

Please be advised that we intend to submit our response to the Staff’s comments on or before March 26, 2010, which is ten business days from the date by which a response was originally requested in the Comment Letter.

If you have any questions or comments regarding the foregoing, please telephone me at (410) 527-8194. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Gordon Stetz
Gordon Stetz
Executive Vice President and
Chief Financial Officer